SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )*

                         Continental Airlines, Inc.
                              (Name of Issuer)

                Class A Common Stock and Class B Common Stock
                       (Title of Class of Securities)

                           210795209 and 210795308
                               (CUSIP Number)

                              James J. O'Brien
                         201 Main Street, Suite 2420
                          Fort Worth, Texas  76102
                               (817) 871-4000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                July 27, 1995
           (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,267,934 and 6,199,745 of Class A and Class B shares, respectively, which constitutes approximately 54.6% and 25.5%, respectively, of the total number of Class A and Class B shares outstanding. The foregoing ownership percentages set forth herein assume that there are 7,820,790 and 24,279,310 shares of the Class A and Class B Common Stock, respectively, outstanding.

1.        Name of Reporting Person:

          Air Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/
3.        SEC Use Only

4.        Source of Funds:  OO-Partnership Contributions

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power:
                           Class A - 2,740,000 (1)
Number of                  Class B - 2,414,113 (1)
Shares
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each                  9.   Sole Dispositive Power:
Reporting                  Class A - 2,740,000 (1)
Person With                Class B - 2,414,113 (1)

                      10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 4,259,734 (2)
                      Class B - 5,796,745 (3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 54.5% (2)(4)
                      Class B - 23.9% (3)(5)

14.       Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
          Item 6 hereof.
(2) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(3) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,276,310 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          1992 Air GP

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/
3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,414,113 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,414,113 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 4,259,734 (2)(3)
                      Class B - 5,796,745 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 54.5% (3)(5)
                      Class B - 23.9% (4)(6)

14.       Type of Reporting Person: PN

-------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of Air
          Partners, L.P.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,276,310 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Air II General, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,414,113 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,414,113 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 4,259,734 (2)(3)
                      Class B - 5,796,745 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 54.5% (3)(5)
                      Class B - 23.9% (4)(6)

14.       Type of Reporting Person: CO

------------
(1) Power is exercised through its controlling shareholder, David Bonderman. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of Air
          Partners, L.P.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,276,310 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          1992 Air, Inc.

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (1)(2)
Beneficially               Class B - 2,414,113 (1)(2)
Owned By
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (1)(2)
                           Class B - 2,414,113 (1)(2)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 4,259,734 (2)(3)
                      Class B - 5,796,745 (2)(4)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 54.5% (3)(5)
                      Class B - 23.9% (4)(6)

14.       Type of Reporting Person: CO

------------
(1) Power is exercised through its controlling shareholder, David Bonderman. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2)       Solely in its capacity as one of two general partners of 1992 Air
          GP.
(3) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(4) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,276,310 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          David Bonderman

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                      7.   Sole Voting Power: Class A - 8,200 (1)
                                              Class B - 200,000 (2)

Number of             8.   Shared Voting Power:
Shares                     Class A - 2,740,000 (3)
Beneficially               Class B - 2,414,113 (3)
Owned By
Each                  9.   Sole Dispositive Power: Class A - 8,200(1)
                                                   Class B - 200,000 (2)
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 2,740,000 (3)
                           Class B - 2,414,113 (3)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 4,267,934 (1)(3)(4)(9)
                      Class B - 6,199,745 (2)(3)(5)(8)(9)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 54.6% (4)(6)
                      Class B - 25.5% (2)(5)(7)(8)

14.       Type of Reporting Person: IN

------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 8,200 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 200,000 shares.
(3) Solely in his capacity as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 2,740,000 shares of Class B Common Stock and 2,414,113 shares of Class A Common Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Assumes the exercise of warrants to purchase 1,519,734 shares of Class A Common Stock.
(5) Assumes the exercise of warrants to purchase 3,382,632 shares of Class B Common Stock.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,820,790 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 24,279,310 shares of Class B Common Stock outstanding which includes the warrants to purchase shares of Class B Common Stock held by Air Partners, L.P. and the director options held by Mr. Bonderman but does not include warrants held by any other persons.
(8) Assumes the exercise of options held by Bonderman Family Limited Partnership to purchase an aggregate of 200,000 shares of Class B Common Stock and outside director stock options held by Mr. Bonderman to purchase 3,000 shares of Class B Common Stock.
(9) Mr. Bonderman also holds, directly and indirectly, limited partnership interests in Air Partners, L.P. On the basis of certain provisions of the limited partnership agreement of Air Partners, L.P. (the "Partnership Agreement"), Mr. Bonderman may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Mr. Bonderman disclaims beneficial ownership of any such shares.

1.        Name of Reporting Person:

          Bonderman Family Limited Partnership

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  WC

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: Class A - 8,200(1)
                                              Class B - 200,000 (1)

Number of             8.   Shared Voting Power:
Shares                     Class A - 46,322(3)
Beneficially               Class B - 40,813(3)
Owned By
Each                  9.   Sole Dispositive Power: Class A - 8,200(1)
                                                   Class B - 200,000(1)
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 46,322(3)
                           Class B - 40,813(3)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 80,215 (3)(4)
                      Class B - 498,000 (2)(3)(5)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 1.3% (4)(6)
                      Class B - 2.4% (2)(5)(7)

14.       Type of Reporting Person: PN

------------
(1)       Power is exercised through its general partner, David Bonderman.
(2)       Assumes the exercise of 200,000 options to purchase Class B Common
          Stock.
(3) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(4) Assumes the exercise of warrants to purchase 25,693 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(5) Assumes the exercise of warrants to purchase 57,187 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,326,749 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 20,950,865 shares of Class B Common Stock Outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Bondo Air Limited Partnership

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6.        Citizenship or Place of Organization: Texas

                      7.   Sole Voting Power: -0-
Number of
Shares                8.   Shared Voting Power:
Beneficially               Class A - 463,230 (1)
Owned By                   Class B - 408,135 (1)
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 463,230 (1)
                           Class B - 408,135 (1)

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 720,159 (1)(2)
                      Class B - 980,010 (1)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /X/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 11.0% (2)(4)
                      Class B - 4.6% (3)(5)

14.       Type of Reporting Person: PN

-----------
(1)       Solely in its capacity as a limited partner of Air Partners, L.P.
          On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Assumes the exercise of warrants to purchase 256,929 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes the exercise of warrants to purchase 571,875 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,557,985 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,465,553 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.        Name of Reporting Person:

          Alfredo Brener

2.        Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.        SEC Use Only

4.        Source of Funds:  Not Applicable

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                  / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                      7.   Sole Voting Power: -0-
Number of
Shares                8.   Shared Voting Power:
Beneficially               Class A - 456,282 (1)
Owned By                   Class B - 402,013 (1)
Each                  9.   Sole Dispositive Power: -0-
Reporting
Person With           10.  Shared Dispositive Power:
                           Class A - 456,282 (1)
                           Class B - 402,013 (1)
11.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                      Class A - 709,357 (1)(2)
                      Class B - 965,399 (1)(3)

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:
                                                              /x/ See Item 2.

13.       Percent of Class Represented by Amount in Row (11):
                      Class A - 10.8% (2)(4)
                      Class B - 4.5% (3)(5)


14.       Type of Reporting Person: IN

------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Assumes the exercise of warrants to purchase 253,075 shares of Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes the exercise of warrants to purchase 563,297 shares of Class B Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,554,131 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5 Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 21,456,975 shares of Class B Common Stock outstanding which includes the warrants to purchase Class B Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), of Continental Airlines, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2929 Allen Parkway, Houston, Texas 77019.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Air Partners, L.P., a Texas limited partnership ("Air Partners"), 1992 Air GP, a Texas general partnership ("1992 Air GP"), Air II General, Inc., a Texas corporation ("Air II"), 1992 Air, Inc., a Texas corporation ("Air, Inc."), David Bonderman ("Bonderman"), Bonderman Family Limited Partnership ("Bonderman Family"), Bondo Air Limited Partnership, a Texas limited partnership ("Bondo Air"), and Alfredo Brener ("Brener"). Air Partners, 1992 Air GP, Air II, Air, Inc., Bonderman, Bonderman Family, Bondo Air and Brener are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          Certain of the securities reported herein were acquired by Air Partners pursuant to a Subscription and Stockholders' Agreement dated April 27, 1993, a copy of which is filed herewith as Exhibit 4.1 (the "Stockholders' Agreement"), among the Issuer, Air Partners and Air Canada, Inc. ("Air Canada"), which Stockholders Agreement contains certain provisions regarding the voting and disposition of the securities of the Issuer owned by the parties thereto and which is further described in Item 6 hereof. As a result of the Stockholders Agreement, Air Partners and Air Canada, Inc. may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder; however, pursuant to Rule 13d-4 under the Act, Air Partners and the other Reporting Persons hereby disclaim beneficial ownership of any securities of the Issuer beneficially owned by Air Canada, Inc. Pursuant to Rule 13d-1(f)(2), the information contained herein does not include any securities of the Issuer beneficially owned by Air Canada, Inc.

          As a result of the limited partnership agreement of Air Partners, which is further described in Item 6 hereof, the limited partners in Air Partners may be deemed to share voting and dispositive power with the general partner of Air Partners over the Class A Stock and Class B Stock beneficially owned by Air Partners. Except for those limited partners in Air Partners who are otherwise Reporting Persons herein, no information as to the beneficial ownership of shares of the Class A Stock or the Class B Stock by limited partners in Air Partners is contained herein. The Reporting Persons understand that certain of the limited partners, including DHL Management Services, Inc. and American General Corp., have made their own filings
pursuant to Regulation 13D-G under the Act.   Except to the extent reported
herein, each Reporting Person disclaims beneficial ownership of any shares that may be deemed to be owned by a limited partner in Air Partners.

          (b)-(c)

          AIR PARTNERS

          Air Partners is a Texas limited partnership the principal business of which is to acquire, hold, trade, invest in, and deal with securities of the Issuer. The principal business address of Air Partners, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to 1992 Air GP and Air II, the general partners of Air Partners, is set forth below.

          1992 AIR GP

          1992 Air GP is a Texas general partnership the principal business of which is to serve as a general partner of Air Partners. The principal business address of 1992 Air GP, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Air, Inc. and Air Saipan, Inc., the general partners of 1992 Air GP, is set forth below.

          AIR II

          Air II is a Texas corporation the principal business of which is to serve as a general partner of Air Partners. The principal business address of Air II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Air II are as follows:

                           PRINCIPAL BUSINESS OR         PRINCIPAL OCCUPATION
NAME                       RESIDENCE ADDRESS             OR EMPLOYMENT

David Bonderman            201 Main Street, Suite 2420   President and
Director
                           Fort Worth, Texas  76102      of TPG Advisors, Inc.

James G. Coulter           201 Main Street, Suite 2420   Vice President and
                           Fort Worth, Texas 76102       Director of TPG
Advisors, Inc.

James J. O'Brien           201 Main Street, Suite 2420   Vice President,
                           Fort Worth, Texas  76102      Secretary and
Treasurer                                                     of TPG Advisors,
Inc.

          TPG Advisors, Inc. is a Delaware corporation the principal business of which is serving as the sole indirect general partner of TPG Partners, L.P., a Delaware limited partnership, formed in 1993 to invest in securities of entities to be selected by its general partner.

          AIR, INC.

          Air, Inc. is a Texas corporation the principal business of which is to serve as a general partner of 1992 Air GP. The principal business address of Air, Inc., which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Air, Inc., David Bonderman, James G. Coulter and James J. O'Brien, are set forth above.

          AIR SAIPAN, INC. ("AIR SAIPAN")

          Air Saipan is a Northern Marianas Islands corporation the principal business of which is serving as a general partner of 1992 Air GP. The principal business address of Air Saipan, which also serves as its principal office, is One Post Street, Suite 2450, San Francisco, California 94104.

          BONDERMAN

          See above.

          BONDERMAN FAMILY

          Bonderman Family is a Texas limited partnership the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and investing in securities or entering into any other type of investment. The principal business address of Bonderman Family, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its sole general partner, David Bonderman, is set forth above.

          BONDO AIR

          Bondo Air is a Texas limited partnership the principal business of which is to own a limited partnership interest in Air Partners. The principal business address of Bondo Air, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its sole general partner, Air, Inc., is set forth above.

          BRENER

          Alfredo Brener is a citizen of Mexico and his principal business address is Five Post Oak Park, #2560, Houston, Texas 77020.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Brener who is a citizen of Mexico.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON           SOURCE OF FUNDS          AMOUNT OF FUNDS

Air Partners               Other (1)                $57,343,535.00

1992 Air GP                Not Applicable           Not Applicable

Air II                     Not Applicable           Not Applicable

Air, Inc.                  Not Applicable           Not Applicable

Bonderman                  Not Applicable           Not Applicable

Bonderman Family           Working Capital (2)      $3,373,456.00

Bondo Air                  Not Applicable           Not Applicable

Brener                     Not Applicable           Not Applicable


          (1) Contributions from partners. $2,343,534.54 of the funds reported herein as being used by Air Partners to purchase shares of the Stock were used to purchase an aggregate of 154,113 shares of the Class B Stock on July 27, 1995, as more fully described in Item 5(c) herein.

          (2) As used herein, the term "Working Capital" includes contributions from partners and income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.

          The sums reported above do not include any funds that may be expended in the future by any of the Reporting Persons to acquire additional shares of the Class A Stock or Class B Stock upon exercise of the options or warrants reported herein. It is expected that Air Partners would use contributions from its partners to exercise the warrants held by it, that David Bonderman would use personal funds to exercise the options held by him and that Bonderman Family would utilize working capital to exercise the options held by it.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired and continue to hold the shares of the Class A Stock and Class B Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, and subject to the agreements described in Item 6 herein, each Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

          The Reporting Persons have not determined whether to exercise any of the warrants to purchase Class A Common Stock or warrants or options to purchase Class B Common Stock reported herein, and any determination to exercise such warrants or options will be based on the same factors set forth above with respect to purchases.

          Pursuant to the Stockholders Agreement, Air Partners has the right to designate six directors to serve on the Issuer's Board of Directors. Bonderman, Donald Sturm, William S. Price, Thomas J. Barrack, Jr., Patrick H. Foley and Karen Hastie Williams are currently Air Partners' designees on the Issuer's board. Bonderman has served as Chairman of the Board of Directors of the Issuer since May of 1993.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a)

          AIR PARTNERS

          The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 4,259,734, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 5,796,745, which constitutes approximately 23.9% of the 24,276,310 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          1992 AIR GP

          Because of its position as one of two general partners of Air Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 5,796,745 shares of the Class B Stock, which constitutes approximately 23.9% of the 24,276,310 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          AIR II

          Because of its position as one of two general partners of Air Partners, Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 5,796,745 shares of the Class B Stock, which constitutes approximately 23.9% of the 24,276,310 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          AIR, INC.

          Because of its position as one of two general partners of 1992 Air GP, Air, Inc., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,259,734 shares of the Class A Stock, which constitutes approximately 54.5% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 5,796,745 shares of the Class B Stock, which constitutes approximately 23.9% of the 24,276,310 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          BONDERMAN

          Because of his position as the controlling shareholder of each of Air II and Air, Inc., and as the general partner of Bonderman Family, and because he holds a director stock option to acquire 3,000 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 4,267,934 shares of the Class A Stock, which constitutes approximately 54.6% of the 7,820,790 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) 6,199,745 shares of the Class B Stock, which constitutes approximately 25.7% of the 24,279,310 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          Additionally, because Bonderman owns, directly and indirectly, limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to own beneficially the Class A and Class B Stock beneficially owned by Air Partners that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bonderman disclaims beneficial ownership of all such shares.

          BONDERMAN FAMILY

          The aggregate number of shares of the Class A Stock that Bonderman Family owns beneficially, pursuant to Rule 13d-3 under the Act, is 80,215, which constitutes approximately 1.3% of the 6,326,749 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns beneficially, pursuant to Rule 13d-3 under the Act, is 498,000, which constitutes approximately 2.4% of the 20,950,865 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

          Additionally, because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to own beneficially the Class A and Class B Stock beneficially owned by Air Partners that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares.

          BONDO AIR

          Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 720,159 shares of the Class A Stock, which constitutes approximately 11.0% of the 6,557,985 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 980,010 shares of the Class B Stock, which constitutes 4.6% of the 21,465,553 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.

          BRENER

          Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 709,357 shares of the Class A Stock, which constitutes approximately 10.8% of the 6,554,131 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act and 965,399 shares of the Class B Stock, which constitutes approximately 4.5% of the 21,456,975 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares.

          To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

          (b)

          AIR PARTNERS

          Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,414,113 shares of the Class B Stock. Additionally, the voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

          1992 AIR GP

          In its capacity as one of two general partners of Air Partners, and acting through its two general partners, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,414,113 shares of the Class B Stock.

          AIR II

          In its capacity as a general partner of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,414,113 shares of the Class B Stock.

          AIR, INC.

          In its capacity as one of two general partners of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,414,113 shares of the Class B Stock.

          BONDERMAN

          In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 shares of the Class A Stock and of 2,414,113 shares of the Class B Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 200,000 shares of the Class B Stock. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock and Class B Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

          BONDERMAN FAMILY

          Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,200 shares of the Class A Stock and 200,000 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock and Class B Stock beneficially owned by Air Partners attributable to Bonderman Family's limited partnership interest in Air Partners.

          BONDO AIR

          In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 463,230 shares of the Class A Stock and 408,135 shares of the Class B Stock attributable to Bondo Air's limited partnership interest in Air Partners.

          BRENER

          Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 456,282 shares of the Class A Stock and 402,013 shares of the Class B Stock attributable to Bondo Air's limited partnership interest in Air Partners.

          (c) On July 27, 1995, Air Partners purchased 154,113 shares of the Class B Stock in a private transaction directly from the Issuer at a price per share of $15.86 with respect to 113,179 of such shares and $13.40 with respect to 40,934 of such shares. The shares were purchased by Air Partners pursuant to the exercise of rights granted to it under Article Seventh of the Issuer's Certificate of Incorporation, which grants to Air Partners and Air Canada certain anti-dilution rights (the "Anti-dilution Rights") with respect to shares of the Class B Common Stock of the Issuer.

          The price of shares of the Class B Stock that may be purchased by Air Partners pursuant to the Anti-dilution Rights is based upon the average of the closing prices of the Class B Stock on the last trading day of each week during each six-month period ending June 30 and December 31. The price with respect to 113,179 of the shares of Class B Stock purchased by Air Partners on July 27, 1995 was based upon prices of Class B Stock during the six-month period ending December 31, 1994, while the price of the 40,934 shares of Class B Stock purchased by Air Partners on July 27, 1995 was based upon the closing prices for Class B Stock during the six-month period ending June 30, 1995.

          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock or Class B Stock in the past 60 days.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Upon the conclusion in April of 1993 of the reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the "Reorganization"), Air Partners entered into certain agreements with the Issuer and other parties with respect to securities of the Issuer which are described below. The description set forth in this Item 6 of the Agreement of Limited Partnership of Air Partners (the "Partnership Agreement"), the Registration Rights Agreement dated as of April 27, 1993 by and among Air Partners, Air Canada and the Issuer (the "Registration Rights Agreement"), the Warrant Agreement dated as of April 27, 1993 between the Issuer and the "Warrant Agent," as defined therein (the "Warrant Agreement"), and the Stockholders' Agreement do not purport to be complete and are qualified in their entirety be reference to such agreements, all of which are being filed as exhibits to this Schedule 13D Statement.

          PARTNERSHIP AGREEMENT

          The Partnership Agreement contains certain provisions, among other things, regarding the right of partners to take securities in kind prior to a sale proposed by the general partner (Section 2.01(b)), the right to request a sale of securities (Section 4.08), and the right of the partners to direct the voting of securities (Section 2.01(f)). The Partnership Agreement is filed herewith as Exhibit 99.2 and reference hereby is made to such document.

          STOCKHOLDERS' AGREEMENT

          Pursuant to the Stockholders' Agreement, Air Partners and Air Canada each agreed that they will vote their shares of common stock to elect six directors to the Issuer's board of directors designated by Air Canada, six directors designated by Air Partners and six directors not affiliated with Air Canada or Air Partners and who are satisfactory to Air Partners, and to give effect to certain other agreements regarding the composition of the Issuer's board and its committees. They further agreed through April 27, 1996, to vote for the election of three persons designated by the committee representing prepetition creditors of the Issuer to serve among the six independent directors. Each such party also agreed to limit its holdings to a specified percentage of total voting power and to restrict its transfers of Class A Stock (including warrants to purchase such stock), and as applicable, Class C common stock and Class D common stock, through April 27, 1997, unless the other party consents to the proposed transfer. Air Partners further granted Air Canada a right of first refusal to acquire its shares of Class A Stock (including warrants to purchase such stock) in the event it receives, after April 27, 1997, a good faith offer from a third party to purchase all or any portion of such shares. Air Partners also gave Air Canada an option, exercisable after April 27, 1997 (and subject to foreign ownership restrictions), to purchase such shares at their market price plus a specified control premium. In addition, Air Partners agreed to restrict its ability to sell Class B Stock (and warrants to purchase such stock) to any air carrier in a private sale at any time prior to April 27, 1997. Unless extended by the parties, or terminated earlier due to the occurrence of certain terminating events, the Stockholders' Agreement will terminate on April 27, 2002. A copy of the Stockholders' Agreement is attached hereto as Exhibit 4.1 and reference hereby is made to such document.

          WARRANT AGREEMENT

          Pursuant to the Warrant Agreement, Air Partners acquired Class A Warrants entitling Air Partners to purchase an aggregate of 1,149,067 shares of Class A Common Stock of the Issuer at a purchase price of $15.00 per share and an aggregate of 370,667 shares of Class A Common Stock at a purchase price of $30.00 per share, and Class B Warrants entitling Air Partners to purchase an aggregate of 2,557,600 of Class B Common Stock of the Issuer at a purchase price of $15.00 per share and an aggregate of 825,032 shares of Class B Common Stock at a purchase price of $30.00 per share. The Warrant Agreement is filed herewith as Exhibit 4.2 and reference hereby is made to such document.

          REGISTRATION RIGHTS AGREEMENT

          Under Section 2.1(a) and (b) of the Registration Rights Agreement, Air Partners is entitled to four demand registrations under the Securities Act of 1933, as amended (the "Securities Act") of the stock and warrants acquired by Air Partners from the Issuer in connection with the Reorganization. Section 2.2(a) of the Registration Rights Agreement also provides Air Partners incidental registration rights during the period from April 27, 1993 to and including the fifteenth anniversary thereof. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.3 and reference hereby is made to such document.

          Bonderman Family holds 500 exchange traded option contracts expiring December 10, 1995 which give it the right to acquire 50,000 shares of the Class B Stock at an exercise price of $10.00 per share. In addition, Bonderman Family is a party to an over-the-counter option contract expiring March 15, 1996, giving it the right to acquire 150,000 shares of the Class B Stock at an exercise price of $10.00 per share.

          Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, filed herewith.

Exhibit 4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, filed herewith.

Exhibit 4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, filed herewith.

Exhibit 24.1 Power of Attorney dated August 7, 1995 by Alfredo Brener, filed herewith.

Exhibit 99.1  Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, filed herewith.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

       Dated: August 8, 1995


                                AIR PARTNERS, L.P.

                                By:  1992 AIR GP,
                                     General Partner

                                     By:  1992 AIR, INC.,
                                          General Partner



                                          By:/s/James J. O'Brien
                                                James J. O'Brien,
                                                Vice President

                                1992 AIR GP

                                By:  1992 AIR, INC.,
                                     General Partner



                                     By:/s/James J. O'Brien
                                           James J. O'Brien,
                                           Vice President


                                AIR II GENERAL, INC.



                                By:/s/James J. O'Brien
                                      James J. O'Brien,
                                      Vice President


                                1992 AIR, INC.



                                By:/s/James J. O'Brien
                                      James J. O'Brien,
                                      Vice President


                                /s/James J. O'Brien
                                James J. O'Brien,
                                Attorney-in-Fact for each of:
                                DAVID BONDERMAN (1)
                                ALFREDO BRENER (2)


                                BONDERMAN FAMILY LIMITED PARTNERSHIP

                                By:  David Bonderman, general partner


                                By:/s/James J. O'Brien,
                                Attorney-in-Fact for DAVID BONDERMAN(1)



                                BONDO AIR LIMITED PARTNERSHIP

                                By:  1992 AIR, INC.,
                                     General Partner



                                     By:/s/James J. O'Brien
                                          James J. O'Brien,
                                          Vice President




(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener is attached hereto as Exhibit 24.1.